Brera Holdings Limited

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

January 10, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alyssa Wall

Lilyanna Peyser

Abe Friedman

Angela Lumley

Re:	Brera Holdings PLC

Amendment No. 2 to Registration Statement on Form F-1

Filed December 16, 2022

File No. 333-268187

Ladies and Gentlemen:

We hereby submit the responses of Brera Holdings PLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated December 27, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit 23.1, page II-3

1.	Please have your auditor revise their consent to refer to the “use” of the report in the registration statement, rather than to its “incorporation by reference.”

Response: The auditor has revised their consent as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 233-7869 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Brera Holdings PLC

By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.